[Jones Day Letterhead]

VIA EDGAR	August 2, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Michael Clampitt, Senior Staff Attorney
Office of Financial Services

Re:	Mercantil Bank Holding Corporation
Amendment No. 2 to Form 10-12B
Filed July 13, 2018
File No. 001-38534

Dear Mr. Clampitt:

We have discussed with the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission on August 1, 2018 the Information Statement (the “Information Statement”) included as Exhibit 99.1 to Amendment No. 2 to the registration statement on Form 10 (“Form 10”) filed on July 13, 2018 by Mercantil Bank Holding Corporation, a Florida corporation (the “Company”). Amendment No. 3 to the Form 10 is being filed today, including an amended Information Statement attached as Exhibit 99.1 (the “Amended Information Statement”).

The proposed Reorganization described in Amendment No. 2 has been revised to provide that fractional shares will be issued in the Reorganization. No cash will be paid to Company shareholders in the Reorganization with respect to fractional shares or otherwise. All Company shareholders will maintain their proportionate interests in the Company common stock of both classes.

The Company confirms that Section 607.0604(1)(a) of the Florida Business Corporation Act (the “FBCA”) permits a Florida corporation to issue fractional shares. The Company’s Amended and Restated Articles of Incorporation do not alter or limit the FBCA’s fractional share provisions, and permit fractional shares of Class A and Class B common stock. Section 607.0604(4) of the FBCA provides that holders of fractional shares may exercise all rights of a shareholder with respect to such fractional shares:

“The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the corporation upon liquidation.”

United States Securities and Exchange Commission

August 2, 2018

Holders of fractional shares resulting from the Reorganization will likewise be entitled to exercise all rights of Company shareholders with respect to fractional shares received in the Reorganization.

We are pleased to answer any questions at your convenience, and appreciate your consideration of these revisions to expedite the finalization of this time-sensitive filing.

Yours very truly,

/s/ Ralph F. MacDonald III

cc:	Mr. Millar Wilson (w/encl)
Mr. Alberto Peraza (w/encl)
Mr. John Owen (w/encl)